Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following communication and prospectus supplement were first made available on May 10, 2022.

Subject Line: DoorDash - Wolt transaction - Supplement to the Finnish prospectus

Dear Finnish optionholder in Wolt Enterprises Oy,

First, thank you for all your attention and actions related to the solicitation process in the proposed acquisition of Wolt Enterprises Oy by DoorDash, Inc. (the “Transaction”).

This is to inform you that DoorDash, Inc. (“DoorDash”) has published its first quarter 2022 financial results on May 5, 2022 and as a result, DoorDash has supplemented the Finnish prospectus, dated February 23, 2022 (the “Finnish Prospectus”), with such information as well as with certain information included in DoorDash’s proxy statement for its 2022 annual meeting of stockholders, published on May 2, 2022. The supplement has been approved by the Finnish Financial Supervisory Authority (the “FIN-FSA”) on May 10, 2022.

Please note that the supplement does not in itself require you to take any additional actions. Any acceptances, documents or other materials you have submitted or delivered in connection with the Transaction continue to be valid.

You can review the supplement and other materials at https://ir.doordash.com/resources/documents-for-finnish-wolt-securityholders/.

Sincerely, PNC PAID

PNC Bank, N.A.

Attention: Payment Administration

80 S. 8th Street, Suite 3715

Minneapolis, MN 55402

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Registration Statement on Form S-4, the prospectus contained therein relating to the proposed acquisition of Wolt, Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and, where applicable, the requirements under the securities laws of any other applicable jurisdiction.

Important Additional Information Has Been Filed with the SEC

DoorDash has filed a registration statement on Form S-4, which includes a prospectus of DoorDash. The registration statement on Form S-4, as amended, was declared effective by the Securities and Exchange Commission (the “SEC”) on February 28, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the prospectus and other documents filed with the SEC by DoorDash through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.

SUPPLEMENT TO PROSPECTUS	May 10, 2022

SUPPLEMENT TO PROSPECTUS

NOT FOR PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, AZERBAIJAN, CANADA, GEORGIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA (“HONG KONG”), JAPAN, JERSEY, KAZAKHSTAN, SERBIA, SINGAPORE, SOUTH AFRICA, SWITZERLAND, THE UNITED STATES OR ANY OTHER JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD VIOLATE APPLICABLE LAWS OR RULES OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE COMPLETED OR REGISTERED OR REQUIRE ANY MEASURE TO BE UNDERTAKEN IN ADDITION TO THE REQUIREMENTS UNDER FINNISH LAW.

This document (the “Supplement Document”) is a supplement to the prospectus (the “Prospectus”) of DoorDash, Inc. (“DoorDash”) relating to the offering of Class A common stock of DoorDash in connection with the acquisition by DoorDash of Wolt Enterprises Oy. The Prospectus was originally approved by the Finnish Financial Supervisory Authority (the “FIN-FSA”) on February 23, 2022 with the journal number FIVA 3/02.05.04/2022. The Prospectus has previously been supplemented by way of supplement documents approved by the FIN-FSA on March 9, 2022 (the “First Supplement”) and April 14, 2022 with the journal numbers FIVA 20/02.05.04/2022 and FIVA/2022/51, respectively. The FIN-FSA has on May 10, 2022 approved this Supplement Document with the journal number FIVA/2022/375.

On May 5, 2022, DoorDash released its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022 and issued an outlook for the three months ending on June 30, 2022 and the year ending on December 31, 2022 (the “Outlook”). Subsequently on May 6, 2022, DoorDash filed with the U.S. Securities and Exchange Commission on Form 10-Q its unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2022, including the unaudited comparative financial information for the three months ended March 31, 2021 (the “Q1/2022 Interim Report”).

In addition, on May 2, 2022, DoorDash filed with the U.S. Securities and Exchange Commission on Schedule 14A its proxy statement for its annual meeting of stockholders to be held at 10:00 am Pacific Time on Tuesday, June 23, 2022 (the “Proxy Statement”).

This Supplement Document has been prepared in order to supplement the information contained in the Prospectus with the information contained in the Outlook, the Q1/2022 Interim Report and the Proxy Statement, in each case as further set out in this Supplement Document. Further, The Q1/2022 Interim Report and the Proxy Statement are hereby incorporated by reference into the Prospectus, and the section titled “Documents incorporated by reference” on page 254 of the Prospectus is updated accordingly as set out below.

Unless otherwise stated herein, the definitions used in this Supplement Document have the same meanings as those used in the Prospectus (as previously supplemented). This Supplement Document constitutes a part of the Prospectus (as previously supplemented) and should be read together therewith. To the extent that information in this Supplement Document differs from or updates information contained in the Prospectus (as previously supplemented), the information in this Supplement Document shall supersede or supplement the information in the Prospectus (as previously supplemented), as applicable.

I

TABLE OF CONTENTS	II

SUPPLEMENTS TO THE PROSPECTUS	1

Supplements to the section titled “Summary”	1

Supplements to the section titled “Tiivistelmä”	1

Supplements to the section titled “Risk factors”	2

Supplements to the section titled “Information about this Prospectus – Presentation of financial and certain other information – Historical financial information of DoorDash”	3

Supplements to the section titled “Selected historical financial information of DoorDash”	4

Supplements to the section titled “Information about DoorDash – Operating and financial review of DoorDash”	10

Supplements to the section titled “Information about DoorDash – Board of directors, management and auditors of DoorDash”	11

Supplements to the section titled “Documents incorporated by reference”	12

INFORMATION ABOUT THIS SUPPLEMENT DOCUMENT	14

Important information	14

Notice to Wolt securityholders in jurisdictions other than Finland	14

II

SUPPLEMENTS TO THE PROSPECTUS

Supplements to the section titled “Summary”

The section of the Prospectus summary titled “What is the key financial information regarding the issuer?” on pages 3-4 of the Prospectus, as previously supplemented as set out on page 1 of the First Supplement, is replaced in its entirety with the following information to reflect the information contained in the Q1/2022 Interim Report. Amended paragraphs or information, as applicable, have been underlined.

— — —

What is the key financial information regarding the issuer?

The following table presents selected financial information of DoorDash as at the dates and for the periods indicated. The selected financial information presented below has been prepared in accordance with accounting principles generally accepted in the United States of America, and has been derived from (i) DoorDash’s unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2022, including the unaudited comparative financial information for the three months ended March 31, 2021, as included in DoorDash’s quarterly report on Form 10-Q for the quarterly period ended on March 31, 2022; (ii) DoorDash’s audited consolidated financial statements for the financial year ended December 31, 2021, as included in DoorDash’s annual report on Form 10-K for the year ended December 31, 2021; (iii) DoorDash’s audited consolidated financial statements for the financial year ended December 31, 2020, including the audited comparative financial information for the financial years ended December 31, 2019 and 2018, as included in DoorDash’s annual report on Form 10-K for the year ended December 31, 2020; and (iv) DoorDash’s audited consolidated balance sheet as of December 31, 2018 and the notes thereto, as included on pages F-3 and F-10 – F-53 of DoorDash’s registration statement on Form S-1 filed with the SEC on November 13, 2020, all of which are incorporated by reference into this Prospectus.

	For the three months ended and as of March 31,		For the year ended and as of December 31,
	2022	2021	2021	2020	2019	2018
(USD in millions, except per share data)	(unaudited)		(audited)
Revenue	1,456	1,077	4,888	2,886	885	291
Loss from operations	(173)	(99)	(452)	(436)	(616)	(210)
Net loss	(167)	(110)	(468)	(461)	(667)	(204)
Net loss per share attributable to common stockholders, basic and diluted	(0.48)	(0.34)	(1.39)	(7.39)	(15.44)	(4.67)
Total assets	6,822	(1)	6,809	6,353	1,732	683
Total liabilities	2,170	(1)	2,142	1,653	550	134
Total stockholders’ equity (deficit)	4,652	(1)	4,667	4,700	(1,082)	(436)
Net cash provided by (used in) operating activities	(20)	166	692	252	(467)	(159)
Net cash used in investing activities	(246)	(7)	(2,047)	(192)	(570)	(357)
Net cash (used in) provided by financing activities	5	(496)	(483)	3,996	1,109	666

(1)	Comparative balance sheet data as of March 31, 2021 is not presented in the Prospectus.

— — —

Supplements to the section titled “Tiivistelmä”

Esitteen tiivistelmän kohta “Mitä ovat liikkeeseenlaskijaa koskevat keskeiset taloudelliset tiedot?” esitteen sivuilla 10–11, kuten aikaisemmin täydennetty Ensimmäisen Täydennysasiakirjan sivulla 1 esitetyn mukaisesti, korvataan kokonaisuudessaan seuraavilla tiedoilla, jotka kuvastavat Q1/2022 Osavuosikatsauksen sisältämiä tietoja. Täydennetyt tiedot on merkitty alleviivaamalla.

— — —

Mitä ovat liikkeeseenlaskijaa koskevat keskeiset taloudelliset tiedot?

Seuraavassa taulukossa esitetään eräitä DoorDashin taloudellisia tietoja mainituilta ajanjaksoilta. Alla esitetyt eräät taloudelliset tiedot on laadittu Yhdysvalloissa yleisesti hyväksyttyjen tilinpäätösperiaatteiden mukaisesti ja ne ovat peräisin (i) DoorDashin tilintarkastamattomista tiivistetyistä konsernin osavuositiedoista 31.3.2022 päättyneeltä kolmen kuukauden ajanjaksolta, sisältäen tilintarkastamattomat vertailutiedot 31.3.2021 päättyneeltä kolmen kuukauden ajanjaksolta, sellaisina kuin ne sisältyvät DoorDashin Form 10-Q lomakkeen mukaiseen osavuosikatsaukseen 31.3.2022 päättyneeltä vuosineljännekseltä; (ii) DoorDashin tilintarkastetusta konsernitilinpäätöksestä 31.12.2021 päättyneeltä tilikaudelta, sellaisina kuin ne sisältyvät DoorDashin Form 10-K lomakkeen mukaiseen vuosikertomukseen 31.12.2021 päättyneeltä tilikaudelta; (iii) DoorDashin tilintarkastetusta konsernitilinpäätöksestä 31.12.2020 päättyneeltä tilikaudelta, sisältäen vertailutiedot 31.12.2019 ja 31.12.2018 päättyneiltä tilikausilta, sellaisina kuin ne sisältyvät DoorDashin Form 10-K lomakkeen mukaiseen vuosikertomukseen 31.12.2020 päättyneeltä tilikaudelta; ja (iv) DoorDashin tilintarkastetusta konsernitaseesta 31.12.2018 ja sen liitetiedoista sellaisina kuin ne sisältyvät DoorDashin SEC:lle 13.11.2020 lomakkeella S-1 toimittaman rekisteröintiasiakirjan sivuille F-3 ja F-10–F-53, jotka ovat kaikki sisällytetty viittaamalla tähän Esitteeseen.

	31.3. päättyneeltä kolmelta kuukaudelta		31.12. päättyneeltä tilikaudelta
	2022	2021	2021	2020	2019	2018
(miljoonaa Yhdysvaltain dollaria, paitsi osakekohtaiset tiedot)	(tilintarkastamaton)		(tilintarkastettu)
Liikevaihto	1 456	1 077	4 888	2 886	885	291
Liiketoiminnan tappio	(173)	(99)	(452)	(436)	(616)	(210)
Tilikauden tulos	(167)	(110)	(468)	(461)	(667)	(204)
Kantaosakkeisiin kohdistuva osakekohtainen tulos, laimentamaton ja laimennettu	(0,48)	(0,34)	(1,39)	(7,39)	(15,44)	(4,67)
Varat yhteensä	6 822	(1)	6 809	6 353	1 732	683
Velat yhteensä	2 170	(1)	2 142	1 653	550	134
Oma pääoma yhteensä	4 652	(1)	4 667	4 700	(1 082)	(436)
Liiketoiminnan nettorahavirta	(20)	166	692	252	(467)	(159)
Investointien nettorahavirta	(246)	(7)	(2 047)	(192)	(570)	(357)
Rahoituksen nettorahavirta	5	(496)	(483)	3 996	1 109	666

(1)	Taseen vertailutietoja per 31.3.2021 ei esitetä Esitteessä.

— — —

Supplements to the section titled “Risk factors”

The Q1/2022 Interim Report includes a new risk factor relating to DoorDash, which is hereby incorporated into the Prospectus for consistency. Accordingly, the following new risk factor is inserted after the risk factor titled “DoorDash tracks certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of DoorDash’s operational metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect DoorDash’s business and reputation” in the section titled “Risk factors – Risks related to DoorDash’s business and operations” on page 47 of the Prospectus. The text has been underlined to denote that it consists in its entirety of new information.

— — —

DoorDash’s actual losses may exceed its insurance reserves, which could adversely affect DoorDash’s financial condition and results of operations.

DoorDash establishes insurance reserves for claims incurred but not yet paid and claims incurred but not yet reported and any related estimable expenses, and DoorDash periodically evaluates and, as necessary, adjusts its actuarial assumptions and insurance reserves as its experience develops or new information is learned. DoorDash employs various predictive modeling and actuarial techniques and makes numerous assumptions based on limited historical experience and industry statistics to estimate its insurance reserves. Estimating the number and severity of claims, as well as related judgment or settlement amounts, is inherently difficult, subjective and speculative. Additionally, actuarial projections make no provision for the extraordinary future emergence of losses or types of losses not sufficiently represented in the historical data or which are not yet quantifiable. While an independent actuary firm periodically reviews DoorDash’s reserves for appropriateness, a number of external factors can affect the actual losses incurred for any given claim, including but not limited to the length of time the claim remains open, fluctuations in healthcare costs, legislative and regulatory developments, judicial developments and unexpected events such as natural or human-made catastrophic disasters or negative publicity. Such factors can impact the reserves for claims incurred but not yet paid as well as the actuarial assumptions used to estimate the reserves for claims incurred but not yet reported and any related estimable expenses for current and historical periods. For any of the foregoing reasons, DoorDash’s actual losses for claims and related expenses may deviate, individually or in the aggregate, from the insurance reserves reflected in DoorDash’s consolidated financial statements. If DoorDash determines that DoorDash’s estimated insurance reserves are inadequate, DoorDash may be required to increase such reserves at the time of the determination, which could result in an increase to DoorDash’s net loss in the period in which the shortfall is determined and negatively impact DoorDash’s business, financial condition and results of operations.

— — —

Supplements to the section titled “Information about this Prospectus – Presentation of financial and certain other information – Historical financial information of DoorDash”

The section titled “Information about this Prospectus – Presentation of financial and certain other information – Historical financial information of DoorDash” on page 86 of the Prospectus, as previously supplemented as set out on page 3 of the First Supplement, is replaced in its entirety with the following information to reflect the incorporation by reference of the Q1/2022 Interim Report. Amended paragraphs or information, as applicable, have been underlined.

— — —

Historical financial information of DoorDash

The historical financial information of DoorDash included in this Prospectus has been derived from

i.

DoorDash’s unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2022, including the unaudited comparative financial information for the three months ended March 31, 2021, as included in DoorDash’s quarterly report on Form 10-Q for the quarterly period ended on March 31, 2022 (the “Q1/2022 Interim Report”), which is incorporated by reference into this Prospectus;

ii.

DoorDash’s audited consolidated financial statements for the financial year ended December 31, 2021, as included in DoorDash’s annual report on Form 10-K for the year ended December 31, 2021 (the “2021 Annual Report”), which is incorporated by reference into this Prospectus;

iii.

DoorDash’s unaudited condensed consolidated interim financial statements as of and for the nine months ended September 30, 2021, including the unaudited comparative financial information for the nine months ended September 30, 2020, as included in DoorDash’s quarterly report on Form 10-Q for the quarterly period ended on September 30, 2021 (the “Interim Report”), which is incorporated by reference into this Prospectus;

iv.

DoorDash’s audited consolidated financial statements for the financial year ended December 31, 2020, including the audited comparative financial information for the financial years ended December 31, 2019 and 2018, as included in DoorDash’s annual report on Form 10-K for the year ended December 31, 2020 (the “Annual Report”), which is incorporated by reference into this Prospectus; and

v.

DoorDash’s audited consolidated balance sheet as of December 31, 2018, as included in DoorDash’s registration statement on Form S-1 filed with the SEC on November 13, 2020 (the “Form S-1”), pages F-3 and F-10 – F-53 of which, containing DoorDash’s consolidated balance sheet as of December 31, 2018 and the notes thereto, are incorporated by reference into this Prospectus, whereas the non-incorporated parts of the Form S-1 are either not relevant for the Wolt securityholders or covered elsewhere in this Prospectus.

All of the historical financial information referred to above has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

— — —

Supplements to the section titled “Selected historical financial information of DoorDash”

The section titled “Selected Historical Financial Information of DoorDash” on pages 133–139 of the Prospectus, as previously supplemented as set out on pages 5–11 of the First Supplement, is replaced in its entirety with the following information to reflect the information contained in the Q1/2022 Interim Report. Amended paragraphs or information, as applicable, have been underlined.

— — —

SELECTED HISTORICAL FINANCIAL INFORMATION OF DOORDASH

The following tables present selected financial information of DoorDash as of and for the financial years ended December 31, 2021, 2020, 2019 and 2018, and as of and for the three month period ended March 31, 2022. The selected financial information presented below has been prepared in accordance with US GAAP, and has been derived from the Q1/2022 Interim Report, the 2021 Annual Report, the Annual Report, and pages F-3 and F-10 – F-53 of the Form S-1, all of which are incorporated by reference into this Prospectus.

The selected financial information provided herein should be read together with the information included in the section titled “Information about this Prospectus – Presentation of financial and certain other information” of this Prospectus and DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2021, 2020, 2019, and 2018, unaudited condensed consolidated interim financial statements as of and for the three months ended on March 31, 2022 and nine months ended on September 30, 2021, as included in pages F-3 and F-10 – F-53 of the Form S-1, the Annual Report, the 2021 Annual Report, the Q1/2022 Interim Report and the Interim Report, respectively, all of which are incorporated by reference into this Prospectus.

Consolidated statements of operations data

The following table summarizes DoorDash’s historical consolidated statements of operations data for the periods indicated:

	For the three months ended March 31,		For the year ended December 31,
	2022	2021	2021	2020	2019	2018
(USD in millions, except share amounts which are reflected in thousands, and per share data)	(unaudited)		(audited)
Revenue	1,456	1,077	4,888	2,886	885	291
Costs and expenses:(1)
Cost of revenue, exclusive of depreciation and amortization	763	563	2,338	1,368	523	228
Sales and marketing	414	333	1,619	957	594	135
Research and development	148	82	430	321	107	51
General and administrative	245	169	797	556	245	78
Depreciation and amortization(2)	59	29	156	120	32	9
Total costs and expenses	1,629	1,176	5,340	3,322	1,501	501
Loss from operations	(173)	(99)	(452)	(436)	(616)	(210)
Interest income	1	2	3	7	18	7
Interest expense	—	(12)	(14)	(32)	—	(1)
Other income (expense), net	5	—	—	3	(68)	—
Loss before income taxes	(167)	(109)	(463)	(458)	(666)	(204)
Provision for income taxes	—	1	5	3	1	—
Net loss	(167)	(110)	(468)	(461)	(667)	(204)
Premium paid on repurchase of redeemable convertible preferred stock	—	—	—	—	—	(3)
Deemed dividend to preferred stockholders	—	—	—	—	(1)	—
Net loss attributable to common stockholders	(167)	(110)	(468)	(461)	(668)	(207)
Net loss per share attributable to common stockholders, basic and diluted	(0.48)	(0.34)	(1.39)	(7.39)	(15.44)	(4.67)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	349,219	327,815	336,847	62,390	43,252	44,305

(1)	Costs and expenses include stock-based compensation expense as follows:

	For the three months ended March 31,		For the year ended December 31,
	2022	2021	2021	2020	2019	2018
(USD in millions)	(unaudited)		(audited)
Cost of revenue, exclusive of depreciation and amortization	12	9	46	31	2	3
Sales and marketing	14	10	52	37	2	3
Research and development	55	35	182	171	8	11
General and administrative	48	43	206	83	6	7
Total stock-based compensation expense	129	97	486	322	18	24

(2)	Depreciation and amortization related to the following:

	For the three months ended March 31,		For the year ended December 31,
	2022	2021	2021	2020	2019	2018
(USD in millions)	(unaudited)		(audited)
Cost of revenue	31	21	98	97	27	8
Sales and marketing	6	2	20	14	3	1
Research and development	18	5	30	6	1	—
General and administrative	4	1	8	3	1	—
Total depreciation and amortization	59	29	156	120	32	9

Consolidated statements of comprehensive loss

	For the three months ended March 31,		For the year ended December 31,
	2022	2021	2021	2020	2019	2018
(USD in millions)	(unaudited)		(audited)
Net loss	(167)	(110)	(468)	(461)	(667)	(204)
Other comprehensive (loss) income:
Change in unrealized (loss) gain on marketable securities	(10)	—	(4)	—	1	(1)
Total other comprehensive (loss) income	(10)	—	(4)	—	1	(1)
Comprehensive loss	(177)	(110)	(472)	(461)	(666)	(205)

Consolidated balance sheet data

The following table summarizes DoorDash’s historical consolidated balance sheet data as of the dates indicated:

	As of March 31,	As of December 31,
	2022	2021	2020	2019	2018
(USD in millions)	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	2,243	2,504	4,345	257	215
Short-term marketable securities	1,353	1,253	514	508	255
Funds held at payment processors	293	320	146	50	41
Accounts receivable, net	321	349	291	58	19
Prepaid expenses and other current assets	208	139	221	125	39
Total current assets	4,418	4,565	5,517	998	569
Restricted cash	3	2	—	30	—
Long-term marketable securities	643	650	—	—	86
Property and equipment, net	455	402	210	101	21
Operating lease right-of-use assets	354	336	203	166	—
Goodwill	376	316	316	306	—
Intangible assets, net	76	61	74	103	—
Non-marketable equity securities	412	409	—	—	—
Other assets	85	68	33	28	7
Total assets	6,822	6,809	6,353	1,732	683
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	203	161	80	20	35
Operating lease liabilities	31	26	15	17	—
Convertible notes	—	—	364	—	—
Accrued expenses and other current liabilities	1,526	1,573	943	345	75
Total current liabilities	1,760	1,760	1,402	382	110
Operating lease liabilities	391	373	238	167	—
Convertible notes	—	—	—	—	—
Other liabilities	19	9	13	1	24
Total liabilities	2,170	2,142	1,653	550	134
Commitments and contingencies(1)
Redeemable convertible preferred stock(2)	—	—	—	2,264	985
Stockholders’ equity (deficit):(3)
Additional paid-in capital	6,914	6,752	6,313	70	50
Accumulated other comprehensive loss	(14)	(4)	—	—	(1)
Accumulated deficit	(2,248)	(2,081)	(1,613)	(1,152)	(485)
Total stockholders’ equity (deficit)	4,652	4,667	4,700	(1,082)	(436)
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	6,822	6,809	6,353	1,732	683

(1)

For information on commitments and contingencies, see Note 10 to DoorDash’s audited consolidated balance sheet as of December 31, 2018, included on pages F35 – F38 of the Form S-1, Note 10 to DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2021, 2020, 2019, and 2018, included in the 2021 Annual Report and the Annual Report, respectively, and Note 8 to DoorDash’s unaudited condensed consolidated interim financial statements as of and for the three months ended on March 31, 2022, included in the Q1/2022 Interim Report, all of which are incorporated by reference into this Prospectus.

(2)

Redeemable convertible preferred stock, $0.00001 par value, 191,613, 235,860, zero, zero and zero shares authorized as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and March 31, 2022 (unaudited), respectively; 191,316, 230,667, zero, zero and zero shares issued and outstanding as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and March 31, 2022 (unaudited), respectively; liquidation preference of $985, $2,197, zero, zero and zero as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and March 31, 2022 (unaudited), respectively.

(3)

Common stock, $0.00001 par value, 292,500, 360,000, 6,000,000, 6,000,000 and 6,000,000 Class A shares authorized as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and March 31, 2022 (unaudited), respectively; 41,802, 43,937, 287,190, 315,266 and 320,848 Class A shares issued and outstanding as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and March 31, 2022 (unaudited), respectively; zero, zero, 200,000, 200,000 and 200,000 Class B shares authorized as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and March 31, 2022 (unaudited), respectively; zero, zero, 31,313, 31,246 and 30,265 Class B shares issued and outstanding as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and March 31, 2022 (unaudited), respectively; zero, zero, 2,000,000, 2,000,000 and 2,000,000 Class C shares authorized as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and March 31, 2022 (unaudited), respectively; and zero Class C shares issued and outstanding as of December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and March 31, 2022 (unaudited), respectively. For further information, see also the section titled “Information about DoorDash – Shares and share capital of DoorDash – Shares and share capital” of this Prospectus.

Consolidated statement of cash flows data

The following table summarizes DoorDash’s historical cash flows for the periods indicated:

	For the three months ended March 31,		For the year ended December 31,
	2022	2021	2021	2020	2019	2018
(USD in millions)	(unaudited)		(audited)
Net cash provided by (used in) operating activities	(20)	166	692	252	(467)	(159)
Net cash used in investing activities	(246)	(7)	(2,047)	(192)	(570)	(357)
Net cash (used in) provided by financing activities	5	(496)	(483)	3,996	1,109	666
Foreign currency effect on cash, cash equivalents, and restricted cash	1	—	(1)	2	—	—
Net (decrease) increase in cash, cash equivalents, and restricted cash	(260)	(337)	(1,839)	4,058	72	150
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	2,243	4,007	2,504	4,345	257	215
Restricted cash	3	1	2	—	30	—
Total cash, cash equivalents, and restricted cash	2,246	4,008	2,506	4,345	287	215

Key business metrics and alternative performance measures

In addition to the measures presented in DoorDash’s consolidated financial statements, DoorDash uses the following key business metrics and alternative performance measures to help it evaluate its business, identify trends affecting its business, formulate business plans, and make strategic decisions:

	For the three months ended March 31,		For the year ended December 31,
	2022	2021	2021	2020	2019	2018
(In millions, except percentages)	(unaudited)		(unaudited)
Total Orders	404	329	1,390	816	263	83
Marketplace GOV	$12,353	$9,913	$41,944	$24,664	$8,039	$2,812
Contribution Profit (Loss)(1)	$319	$209	$1,071	$663	$(200)	$(59)
Contribution Margin(1)	22%	19%	22%	23%	(23)%	(20)%
Contribution Profit (Loss) as a % of Marketplace GOV	3%	2%	3%	3%	(2)%	(2)%
Adjusted EBITDA(1)	$54	$43	$289	$189	$(475)	$(158)
Adjusted EBITDA Margin(1)	4%	4%	6%	7%	(54%)	(54)%
Adjusted EBITDA as a % of Marketplace GOV	—%	—%	1%	1%	(6)%	(6)%

(1)

Contribution Profit (Loss), Contribution Margin, Adjusted EBITDA, and Adjusted EBITDA Margin are alternative performance measures. For more information regarding DoorDash’s use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with GAAP, see the section titled “– Definitions and reasons for the use of alternative performance measures” below.

Definitions of business metrics

Business metric	Definition
Total Orders	DoorDash defines Total Orders as all orders completed on the DoorDash platform, including those completed through the DoorDash Marketplace and Platform Services businesses, over the period of measurement.

Marketplace GOV	DoorDash defines Marketplace GOV as the total dollar value of orders completed on its Marketplace, including taxes, tips, and any applicable consumer fees, including membership fees related to DashPass. The DoorDash Marketplace orders include orders completed through Pickup and DoorDash for Work. Marketplace GOV does not include the dollar value of orders, taxes and tips, or fees charged to merchants, for orders fulfilled through DoorDash Drive and Storefront because DoorDash utilizes a per-order fee structure for such orders and typically does not receive information regarding the dollar value of such orders.

Definitions and reasons for the use of alternative performance measures

Alternative performance measure	Definition	Reasons for the use
Contribution Profit (Loss)	DoorDash defines Contribution Profit (Loss) as its gross profit (loss) less sales and marketing expense plus (i) depreciation and amortization expense related to cost of revenue, (ii) stock-based compensation expense and certain payroll tax expense included in cost of revenue and sales and marketing expenses and (iii) allocated overhead included in cost of revenue and sales and marketing expenses. Gross profit (loss) is defined as revenue less (i) cost of revenue, exclusive of depreciation and amortization and (ii) depreciation and amortization related to cost of revenue.	DoorDash uses Contribution Profit (Loss) to evaluate its operating performance and trends. DoorDash believes that Contribution Profit (Loss) is a useful indicator of the economic impact of orders fulfilled through DoorDash as it takes into account the direct expenses associated with generating and fulfilling orders.
Contribution Margin

DoorDash defines gross margin as gross profit (loss) as a percentage of revenue for the same period and Contribution Margin as Contribution Profit (Loss) as a percentage of revenue for the same period.

Adjusted EBITDA

DoorDash defines Adjusted EBITDA as net income (loss), adjusted to exclude (i) certain legal, tax, and regulatory settlements, reserves, and expenses, (ii) a one-time non-cash change in fair value of a forward contract related to the issuance of DoorDash’s Series F redeemable convertible preferred stock, (iii) loss on disposal of property and equipment, (iv) transaction-related costs, (v) impairment expenses, (vi) provision for income taxes,

(vii) interest income and expense, (viii) other income (expense), net, (ix) stock-based compensation expense and certain payroll tax expense and (x) depreciation and amortization expense.

Adjusted EBITDA is a performance measure that DoorDash uses to assess its operating performance and the operating leverage in its business.
Adjusted EBITDA Margin	Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenue for the same period.

Reconciliation of alternative performance measures

Contribution Profit (Loss)

Gross profit (loss) is the most directly comparable financial measure to Contribution Profit (Loss). The following table provides a reconciliation of gross profit to Contribution Profit:

	For the three months ended March 31,		For the year ended December 31,
	2022	2021	2021	2020	2019	2018
(USD in millions, except percentages)	(unaudited)		(audited, unless otherwise indicated)
Revenue	1,456	1,077	4,888	2,886	885	291
Less: Cost of revenue, exclusive of depreciation and amortization	(763)	(563)	(2,338)	(1,368)	(523)	(228)
Less: Depreciation and amortization related to cost of revenue	(31)	(21)	(98)	(97)	(27)	(8)
Gross profit (unaudited)	662	493	2,452	1,421	335	55
Gross Margin (unaudited)	45%	46%	50%	49%	38%	19%
Less: Sales and marketing	(414)	(333)	(1,619)	(957)	(594)	(135)
Add: Depreciation and amortization related to cost of revenue (unaudited)	31	21	98	97	27	8
Add: Stock-based compensation expense and certain payroll tax expense included in cost of revenue and sales and marketing (unaudited)	26	19	101	70	4	6
Add: Allocated overhead included in cost of revenue and sales and marketing (unaudited)	14	9	39	32	28	7
Contribution Profit (Loss) (unaudited)	319	209	1,071	663	(200)	(59)
Contribution Margin (unaudited)	22%	19%	22%	23%	(23)%	(20)%

Adjusted EBITDA

The following tables provide a reconciliation of net loss to Adjusted EBITDA and a calculation of Adjusted EBITDA Margin:

	For the three months ended March 31,		For the year ended December 31,
	2022	2021	2021	2020	2019	2018
(USD in millions, except percentages)	(unaudited)		(audited, unless otherwise indicated)
Net loss	(167)	(110)	(468)	(461)	(667)	(204)
Certain legal, tax, and regulatory settlements, reserves, and expenses (unaudited)(1)	24	13	77	160	86	19
Transaction-related costs (unaudited)	14	—	10	1	5	—
Impairment expenses (unaudited)(2)	—	—	1	11	—	—
Provision for income taxes	—	1	5	3	1	—
Interest income and expense (unaudited)	(1)	10	11	25	(18)	(6)
Other (income) expense, net(3)	(5)	—	—	(3)	68	—
Stock-based compensation expense and certain payroll tax expense (unaudited)(4)	130	100	497	333	18	24
Depreciation and amortization expense	59	29	156	120	32	9
Adjusted EBITDA (unaudited)	54	43	289	189	(475)	(158)
Adjusted EBITDA Margin (unaudited)	4%	4%	6%	7%	(54)%	(54)%

(1)

DoorDash excludes certain costs and expenses from its calculation of adjusted EBITDA because management believes that these costs and expenses are not indicative of DoorDash’s core operating performance, do not reflect the underlying economics of DoorDash’s business, and are not necessary to operate DoorDash’s business. These excluded costs and expenses consist of (i) certain legal, tax, and regulatory settlements, reserves, and expenses related to worker classification matters, DoorDash’s historical Dasher pay model and DoorDash’s September 2019 data breach incident, (ii) reserves for the collection of sales and indirect taxes that DoorDash does not expect to incur on a recurring basis, (iii) costs related to the settlement of an intellectual property matter, (iv) expenses related to supporting various policy matters, including those related to worker classification and price controls and (v) donations as part of DoorDash’s COVID-19 pandemic relief efforts. DoorDash believes it is appropriate to exclude the foregoing matters from its calculation of adjusted EBITDA because (i) the timing and magnitude of such expenses are unpredictable and thus not part of management’s budgeting or forecasting process, and (ii) with respect to worker classification matters, management currently expects such expenses will not be material to DoorDash’s results of operations over the long term as a result of increasing legislative and regulatory certainty in this area, including as a result of Proposition 22 and similar legislation.
(2)

Consists of impairment expense related to an operating lease right-of-use asset associated with DoorDash’s former headquarters, which DoorDash assigned to another company. The sublessee of the operating lease right-of-use asset is in default with respect to rental payments as of April 1, 2020 onwards. For additional information, please see Note 8 to DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2021, 2020, 2019, and 2018, included in the 2021 Annual Report and the Annual Report, respectively, which are incorporated by reference into this Prospectus.

(3)

In connection with the issuance of shares of DoorDash’s Series F redeemable convertible preferred stock, DoorDash committed to sell an existing investor shares of DoorDash’s Series F redeemable convertible preferred stock in a subsequent closing at the initial issuance price of the Series F redeemable convertible preferred stock. DoorDash determined this commitment to be a forward contract, classified as a liability and measured at fair value on a recurring basis, with changes in fair value recognized in other expense, net in the consolidated statements of operations. This forward contract was entered into and settled during the year ended December 31, 2019, resulting in a $67 million one-time non-cash change in fair value of a forward contract recorded in that period.

(4)	Represents stock-based compensation expense, as well as payroll tax expense related to stock-based compensation expense incurred in connection with the DoorDash IPO.

No significant change in the financial position of DoorDash

In DoorDash’s view, no significant change in its financial position or results of operations have occurred between March 31, 2022 and May 10, 2022, being the date of the latest supplement to this Prospectus.

— — —

Supplements to the section titled “Information about DoorDash – Operating and financial review of DoorDash”

As a result of the Outlook and the incorporation by reference of the Q1/2022 Interim Report, as well as following the supplements to the section titled ”Information about this Prospectus – Presentation of financial and certain other information – Historical financial information of DoorDash” described above, the following changes are made to the section titled “Information about DoorDash – Operating and financial review of DoorDash” on pages 154–180 of the Prospectus, as previously supplemented as set out on pages 15–16 of the First Supplement:

•

The first paragraph under the heading “Operating and financial review of DoorDash” on page 154 of the Prospectus is replaced in its entirety with the following information. Amended paragraphs or information, as applicable, have been underlined.

— — —

The following review of DoorDash’s results of operations and financial position should be read together with the information included in the section titled “Selected historical financial information of DoorDash” of this Prospectus and DoorDash’s audited consolidated financial statements for the financial years ended December 31, 2021, 2020, 2019, and 2018, and the unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2022 and the nine months ended September 30, 2021, as included in the 2021 Annual Report, the Annual Report, the Q1/2022 Interim Report and the Interim Report, respectively, all of which are incorporated by reference into this Prospectus.

— — —

•

The section titled “Information about DoorDash – Operating and financial review of DoorDash – Recent trends and outlook – Outlook” on pages 156–157 of the Prospectus is replaced in its entirety with the following information. Amended paragraphs or information, as applicable, have been underlined.

— — —

Outlook

In connection with the release of its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022, which are incorporated by reference into this Prospectus, DoorDash issued on May 5, 2022 the following outlook for the three months ending on June 30, 2022 and the year ending on December 31, 2022:

“Q2 and 2022 Outlook

We currently expect to generate Q2 Marketplace GOV between $12.1 billion and $12.5 billion, with Q2 Adjusted EBITDA between $0 and $100 million. We currently expect to generate 2022 Marketplace GOV between $49.0 billion and $51.0 billion, up from our previous expectation for 2022 Marketplace GOV between $48.0 billion and $50.0 billion.

We currently expect 2022 Adjusted EBITDA between $0 and $500 million, which is consistent with our previous expectation. We currently expect the Wolt transaction to close in Q2.

Among other factors, our outlook anticipates continued growth in MAU and average order frequency, as well as ongoing investment in new categories, international markets, and Platform Services. We caution investors that significant uncertainty remains around several factors, including: the impact of inflation on pricing and demand for our service, the impact of rising interest rates on consumer spending patterns, the impact of ongoing labor shortages on our ability to fulfill demand, the impact of gas prices and vehicle costs on our ability to attract Dashers, as well as various aspects associated with the ongoing COVID-19 pandemic. These or other factors could cause the behavior of merchants, Dashers, or consumers to deviate from the expectations included in our guidance. A more complete discussion of our risk factors is available in our 10-K and other relevant SEC filings.”

As far as financial metrics are concerned, the outlook has been compiled and prepared on a basis which is comparable with the historical financial information included in this Prospectus and consistent with DoorDash’s accounting policies. The outcome of the outlook could be impacted by several factors, including those set out in the section titled “Risk factors” of this Prospectus, many of which are beyond DoorDash’s control. Factors beyond DoorDash’s control include, but are not limited to: the ongoing COVID-19 pandemic, legal proceedings and regulatory matters and the impact of labor shortages, inflation, competition and other macroeconomic factors. Factors that DoorDash is able to influence include level of investment in new geographies, products, or offerings, consumer, merchant and Dasher acquisition, its hiring, spending on marketing or other items.

— — —

Supplements to the section titled “Information about DoorDash – Board of directors, management and auditors of DoorDash”

As a result of the incorporation by reference of the Proxy Statement, the following changes are made to the section titled “Information about DoorDash – Board of directors, management and auditors of DoorDash” on pages 180–199 of the Prospectus:

•

The following new paragraph is inserted immediately after last paragraph of the section titled “Information about DoorDash – Board of directors, management and auditors of DoorDash – Board of directors” on pages 180–185 of the Prospectus. The text has been underlined to denote that it consists in its entirety of new information.

— — —

On May 2, 2022, DoorDash filed with the U.S. Securities and Exchange Commission on Schedule 14A its proxy statement for its annual meeting of stockholders to be held at 10:00 am Pacific Time on Tuesday, June 23, 2022 (the “Proxy Statement”), which is incorporated by reference into this Prospectus. The members of the DoorDash Board whose term expires at the 2022 annual meeting of stockholders are John Doerr and Andy Fang. DoorDash’s nominating and corporate governance committee has recommended, and the DoorDash Board has approved, John Doerr and Andy Fang as nominees for election as members of the DoorDash Board at DoorDash’s 2022 annual meeting of stockholders. The term of the other members of the DoorDash Board will continue, with the exception of Maria Renz, who resigned from the DoorDash Board in April 2022.

— — —

•

The following new section is inserted immediately after the section titled “Information about DoorDash – Board of directors, management and auditors of DoorDash – DoorDash Board’s compensation – DoorDash Board’s compensation table for the year ended December 31, 2020” on pages 189–190 of the Prospectus. The text has been underlined to denote that it consists in its entirety of new information.

— — —

DoorDash Board’s compensation for the year ended December 31, 2021

Information regarding compensation of the members of the DoorDash Board for service as board members for the year ended December 31, 2021 is included on pages 20–23 of the Proxy Statement, which is incorporated by reference into this Prospectus.

— — —

•

The following new section is inserted immediately after the section titled “Information about DoorDash – Board of directors, management and auditors of DoorDash – Management compensation – Potential payments upon termination or a change in control” on pages 196–197 of the Prospectus. The text has been underlined to denote that it consists in its entirety of new information.

— — —

The management team’s compensation for the year ended December 31, 2021

Information regarding compensation of the members of DoorDash’s management team for the year ended December 31, 2021 is included on pages 35–58 of the Proxy Statement, which is incorporated by reference into this Prospectus.

— — —

Supplements to the section titled “Documents incorporated by reference”

As a result of the incorporation by reference of the Q1/2022 Interim Report, the section titled “Documents incorporated by reference” on page 254 of the Prospectus, as previously supplemented as set out on pages 16–17 of the First Supplement, is replaced in its entirety with the following information. Amended paragraphs or information, as applicable, have been underlined.

— — —

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been incorporated by reference into this Prospectus in accordance with Article 19 of the Prospectus Regulation, and they form a part of the financial information of DoorDash. Should any of the documents incorporated by reference into this Prospectus themselves refer to or incorporate by reference any further information, such information is not incorporated by reference into and does not form a part of this Prospectus.

•

DoorDash’s quarterly report on Form 10-Q for the quarterly period ended on March  31, 2022, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001792789/000162828022013038/dash-20220331.htm .

•

DoorDash’s proxy statement on Schedule 14A for DoorDash’s 2022 annual meeting of stockholders, available at https://www.sec.gov/Archives/edgar/data/0001792789/000162828022011600/doordashdef14a2022fy21proxy.htm.

•	DoorDash’s annual report on Form 10-K for the year ended December 31, 2021, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1792789/000162828022004350/dash-20211231.htm.

•

DoorDash’s unaudited condensed consolidated financial statements as of and for the three and twelve months ended December 31, 2021, including the unaudited comparative financial information for the three and twelve months ended December  31, 2020, available at https://www.sec.gov/Archives/edgar/data/1792789/000162828022002851/dashq42021ex991.htm.

•

DoorDash’s quarterly report on Form 10-Q for the quarterly period ended on September  30, 2021, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1792789/000162828021022884/dash-20210930.htm.

•	DoorDash’s annual report on Form 10-K for the year ended December 31, 2020, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001792789/000162828021004032/dash-20201231.htm .

•

Pages F-3 and F-10 – F-53 of DoorDash’s registration statement on Form S-1 filed with the SEC on November 13, 2020, such pages containing DoorDash’s consolidated balance sheet as of December 31, 2018 and the notes thereto and the non-incorporated parts of the S-1 either not being relevant for the Wolt securityholders or being covered elsewhere in this Prospectus, available at https://www.sec.gov/Archives/edgar/data/0001792789/000119312520292381/d752207ds1.htm.

— — —

INFORMATION ABOUT THIS SUPPLEMENT DOCUMENT

Important information

In a number of jurisdictions, such as in Australia, Azerbaijan, Canada, Georgia, Hong Kong, Japan, Jersey, Kazakhstan, Serbia, Singapore, South Africa and the United States, the distribution of this Supplement Document may be subject to restrictions imposed by law (such as registration of the relevant offering documents or transaction, admission, qualification and other regulations). Neither the Prospectus, this Supplement Document, any notification nor any other material concerning the Transaction may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Neither DoorDash, Wolt nor their respective advisors accept any legal responsibility for persons who have obtained this Supplement Document in violation of these restrictions, irrespective of whether these persons are prospective recipients of the DoorDash Class A common stock. For further information, see the section titled ”– Notice to Wolt securityholders in jurisdictions other than Finland” below.

This Supplement Document will be available together with the Prospectus and the previous supplements thereto on the website of DoorDash at https://ir.doordash.com/resources/documents-for-finnish-wolt-securityholders/ no later than as of May 10, 2022. Further, a copy of this Supplement Document may, as of such date, be requested in writing or by telephone at the registered offices of DoorDash at 303 2nd Street, South Tower, 8th Floor, San Francisco, California 94107, Attention: Investor Relations as of the date referred to in the preceding sentence.

Pursuant to Article 23 of the Prospectus Regulation, those Finnish resident holders of Stock-Eligible Vested Wolt Options who have executed an Optionholder Acknowledgement and Waiver before this Supplement Document is published have a right, exercisable no later than by May 13, 2022 at 11:59 p.m. Finnish time, to withdraw their Optionholder Acknowledgement and Waiver. Finnish resident holders of Stock-Eligible Vested Wolt Options wishing to exercise this withdrawal right should contact the Wolt legal team by sending an e-mail to legal@wolt.com by the deadline referred to in the preceding sentence. However, holders of Stock-Eligible Vested Wolt Options are advised that all options to subscribe for Wolt class A common shares (including all Stock-Eligible Vested Wolt Options) will be cancelled and extinguished at the Closing, and holders of Stock-Eligible Vested Wolt Options who fail to execute and deliver the Optionholder Acknowledgement and Waiver will not be entitled to receive any consideration with respect to such Stock-Eligible Vested Wolt Options, notwithstanding that such options shall have terminated at the Closing.

Any disputes arising in connection with this Supplement Document will be settled exclusively by a court of competent jurisdiction in Finland. Wolt securityholders must not construe the contents of this Supplement Document as legal, investment or tax advice. Each Wolt securityholder should consult such Wolt securityholder’s own counsel, accountant or business advisor as to legal, investment and tax advice and related matters pertaining to the Transaction.

Notice to Wolt securityholders in jurisdictions other than Finland

Notice to Wolt securityholders in the United Kingdom

The Prospectus (as supplemented by this Supplement Document) is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43 of the Financial Promotion Order, (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of DoorDash Class A Common Stock may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The Prospectus (as supplemented by this Supplement Document) is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document or the Prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Notice to Wolt securityholders in the European Economic Area

The Prospectus (as supplemented by this Supplement Document) has been prepared on the basis that any offer of DoorDash Class A common stock in any Member State of the European Economic Area (“EEA”) other than offers (the “Permitted Public Offers”) which are made prior to the Closing, and which are contemplated in the Prospectus (as supplemented by this Supplement Document) in Finland once the Prospectus and this Supplement

Document have been approved by the competent authority in Finland and published in accordance with the Prospectus Regulation, and in respect of which DoorDash has consented in writing to the use of the Prospectus (as supplemented by this Supplement Document), will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of DoorDash Class A common stock. Accordingly, any person making or intending to make an offer in that Member State of DoorDash Class A common stock which are the subject of the offer contemplated in the Prospectus (as supplemented by this Supplement Document), other than the Permitted Public Offers, may only do so in circumstances in which no obligation arises for DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. DoorDash has not authorized, nor does it authorize, the making of any offer (other than Permitted Public Offers) of DoorDash Class A common stock in circumstances in which an obligation arises for DoorDash to publish or supplement a prospectus for such offer.

In relation to each Member State of the EEA with effect from and including 21 July 2019 (the “Prospectus Regulation Applicability Date”) no offer has been made and will not be made (other than a Permitted Public Offer) of DoorDash Class A common stock which are the subject of the offering contemplated by the Prospectus (as supplemented by this Supplement Document) to the public in that Member State, except that, with effect from and including the Prospectus Regulation Applicability Date, an offer of such DoorDash Class A common stock is made to the public in that Member State:

a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) as permitted under the Prospectus Regulation, subject to obtaining the prior consent of DoorDash for any such offer; or

c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no offer of DoorDash Class A common stock is made which would require DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In this section, the expression “an offer of DoorDash Class A common stock to the public” in relation to any DoorDash Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the DoorDash Class A common stock to be offered so as to enable a Wolt securityholder to decide to purchase or subscribe to DoorDash Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State.

Notice to Wolt securityholders in the Cayman Islands

The Prospectus (as supplemented by this Supplement Document) has not been approved by any governmental or regulatory authority in the Cayman Islands and does not constitute an offer or invitation to members of the public of any securities of DoorDash or Wolt, whether by way of sale or subscription, in the Cayman Islands. Any securities of DoorDash or Wolt have not been offered or sold, will not be offered or sold and no invitation to subscribe for these securities will be made, directly or indirectly, to members of the public in the Cayman Islands.

Wolt securityholders are advised to consult legal counsel prior to making any offer, resale, mortgage, charge, pledge or other transfer of any securities of DoorDash or Wolt.

The Prospectus (as supplemented by this Supplement Document) may not be used for, or in connection with, and does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to acquire any securities of DoorDash or Wolt in any jurisdiction in which such an offer or solicitation is unlawful.

Notice to Wolt securityholders in Japan

DoorDash Class A common stock offered in Finland under the Prospectus (as supplemented by this Supplement Document) has not been and will not be registered under the Financial Instruments and Exchange Act of Japan. DoorDash Class A common stock offered in Finland under the Prospectus (as supplemented by this Supplement Document) may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act and otherwise in compliance with any applicable laws, rules, regulations and governmental guidelines